July 23, 2010

James W. Cuminale, Esq.
Chief Legal Officer
Nielsen Holdings B.V.
770 Broadway
New York, NY 10003

>   **Re: Nielsen Holdings B.V.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed July 8, 2010**
>   **File No. 333-167271**

Dear Mr. Cuminale:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 30, 2010.

Selected Financial and Other Data

Note (8), pages 35 - 37

1.   Refer to the last sentence of your response to prior comment 16. Our understanding is that your presentation of pro forma financial information for 2006, based on Article 11 of Regulation S-X, is meant as a supplemental discussion. Your MD&A does not appear to include a supplemental discussion of the pro forma information beyond the presentation of the pro forma financial information. That is, the earliest years discussed in your MD&A are a comparison of your results of operations for 2008 to 2007. It therefore appears that this presentation, as well as the associated Pro Forma disclosure on page 12, should be removed from the filing. Please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Background and Executive Summary, page 38

2.   We note that the revised overview of the Management's Discussion and Analysis section in response to prior comment 17 addresses your growth opportunities but does not address the challenges and risks with which management is concerned. Please revise to provide a balanced, executive-level discussion. For example, consider discussing the challenges and risks associated with the business strategy and growth opportunities that you discuss, the trends and uncertainties related to

your long-term financial objectives, and your long-term plans regarding the high-level of indebtedness.

Critical Accounting Policies

Share-Based Compensation

Fair Value Measurement and Valuation Methodologies, pages 41 – 42

3.   Refer to the table of stock options by period granted in the middle of page 41. It appears that the column label on the far-right column "Grand Date Fair Value per Share" includes the wrong values as it appears to be the fair value of the option, rather than the underlying share. Revise to include the fair value of the underlying shares.

4.   We note certain revisions in response to prior comment 20. In the event that your IPO price increases significantly above your most recent valuations, you should disclose the specific reasons for the increase rather than a general description of valuation methods. This disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used on the most recent valuation.

Goodwill and Indefinite-Lived Intangible Assets, page 42

5.   We note the revision you made in response to our prior comment 23. Consider indicating whether your sensitivity analysis of one percent change in assumptions would materially affect the company, your impairment analysis or the reporting units classifications as presented in your table (e.g., would some of the reporting units move from the 10% to 20% caption to the less than 10% caption).

Results of Operations, pages 49 – 66

6.   We note that you have revised disclosures throughout this section, and on page 1, in response to prior comment 9. Please further revise the explanatory paragraphs on pages 1 and 49 to identify the non-GAAP nature of the constant currency method. It remains unclear, however, how your disclosures regarding constant currency meet the reconciliation requirements of Item 10(e) of Regulation S-K. Please demonstrate how your disclosures comply with Item 10(e) or further revise your filing to meet the reconciliation requirements. For guidance, consider Question 104.06 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

7.   We note that in response to prior comments 24 and 25 you have made certain revisions to your disclosures throughout this section. Your revisions, however, appear to be incomplete in that you have not provided sufficient discussion of the underlying reasons for material changes in the line items discussed. For example,

on page 53, you refer to relatively flat growth in North American television measurement substantially offset by declines in international television measurement and advertiser services. Your revised disclosures refer only to changes in constant currency, rather than identifying and quantifying the underlying reasons for the flat growth and the planed declines in international measurement and services. To the extent that currency changes do not reflect the only reason for material changes in the various line items discussed *throughout this section*, revise your discussion to clearly describe and quantify the other underlying factors. Refer to Section III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources

Cash Flows three months ended March 31, 2010 versus March 31, 2009, page 72

8.   We note that your revisions in response to prior comment have introduced days billing outstanding (DBO) as a "key collections performance indicator." Further revise to quantify the DBO for each period presented in order to give context to the change in DBO discussed in each period. This comment is also applicable to your discussion of Cash Flows 2009 versus 2008 on page 72 and 2008 versus 2007 on page 73.

Business, page 82

9.   We note that your discussion of your "Competitive Advantages," "The Nielsen Opportunity," and "Growth Strategy" is prominent while the discussion of the competitive challenges faced by the company is limited. Please refer to prior comment 29 and provide a balanced discussion of the competitive position of the company. For example, consider discussing how the company may be affected by certain market trends or the risks involved in your growth strategy.

Management, page 92

Director Qualifications, page 98

10.   You state that the board will maintain a formal diversity policy governing the nomination of its members subject to your contractual obligations of your Shareholders' Agreement with the Sponsors. Please discuss the company's formal diversity policy, how the policy is implemented, and how the nominating and corporate governance committee assesses the effectiveness of its policy. Refer to Item 407(c)(2)(vi) of Regulation S-K.

Directors and Executive Officers, page 94

11.   Please disclose the business experience of each executive officer and director with regard to Nielsen Holdings B.V. We note your disclosure regarding each person's current position at TNC B.V. and each person's future position at Nielsen

Holdings B.V. after the offering. It appears from your response to prior comment 54 that several of these individuals currently serve as directors and executive officers of the Nielsen Holdings B.V. Expand your disclosure to include the current position of each director and executive officer at Nielsen Holdings B.V. and the dates that each person has served in that capacity, or tell us why such disclosure is not required. Consider disclosing in this section any changes in management or the board that will occur after the offering, including the departures of current management or board members and changes to the number of directors on the board.

Certain Relationships and Related Party Transactions, page 123

12.   We note your response to prior comment 38 regarding the indebtedness of the company held by "certain of the Sponsors." Because it appears that not all of the Sponsors are holders of the debt totaling $554 million as of December 31, 2009, it appears inappropriate to aggregate the debt held by each of the Sponsors. Please identify the Sponsors holding the debt so investors can understand the full extent of the interests of those related parties.

Description of Capital Stock

The Dutch Corporate Governance Code, page 134

13.   We note your response to prior comment 41 that you believe further disclosure regarding the Dutch corporate governance code is not useful. However, we believe that an expanded discussion of the expected differences between your corporate governance and the principles and best practice provisions of the Dutch corporate governance code may be useful to investors. In this respect, we note that your compensation policies may differ from the best practices provisions relating to director and management compensation set forth in best practice provision II.2. Please revise.

Nielsen Holdings B.V.

Condensed Consolidated Statements of Operations (Unaudited)

Notes to Condensed Consolidated Financial Statements

14.   Please consider revising to include interim footnote disclosure for any significant changes in Share-Based Compensation disclosures for the quarter ended March 31, 2010. In this regard, consider adding a table showing stock option activity as outlined in ASC 718-10-50-2(e) and (c).

Exhibits

15.   In response to prior comment 49, we note that you re-filed several agreements to include the schedules but did not include the exhibits to two agreements (Exhibits 4.1(a) and 4.11(g)). Please tell us why you believe that the exhibits to these agreements are not required to be filed. Please also tell us whether Schedule I to Exhibit 4.1(c) is complete since it appears that the Schedule is blank.

Signatures

16.   We note your response to prior comment 54. Please tell us how you concluded that a legal entity such as AlpInvest Partners 2006 B.V. is able to serve as a director of the company. Provide the names of all current directors on the board, including the names of the natural persons who exercise voting and/or dispositive power on behalf of any legal entities.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Tamara Tangen, Senior Staff Accountant, at (202) 551- 3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Attorney-Adviser, at (202) 551-3453. If you require additional assistance, you may contact me at (202) 551-3735.

                                        Sincerely,

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via facsimile at (212) 455-2502
        Joseph H. Kaufman
        Simpson Thacher & Bartlett LLP